FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK CARRIERS ANNOUNCES THE COMPLETION OF THE REDOMICILIATION MERGER

STAR BULK TO COMMENCE TRADING ON THE NASDAQ GLOBAL MARKET UNDER THE SYMBOLS "SBLK" and "SBLKW"

STAR MARITIME ACQUISITION CORP. HAS CEASED TRADING ON THE AMERICAN STOCK EXCHANGE

New York, New York, November 30, 2007— Star Bulk Carriers Corp. (NASDAQ:SBLK), or Star Bulk, announced today the completion of the Redomiciliation Merger by which Star Maritime has merged with and into Star Bulk with Star Bulk as the surviving entity.  Star Bulk’s common stock and warrants have been approved for listing on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Trading under said symbols is expected to commence on Monday, December 3, 2007.  The Company expects to take delivery of its first vessel early next week.

Each outstanding share of Star Maritime common stock, par value $0.0001 per share, has been converted into the right to receive one share of Star Bulk common stock, par value $0.01 per share, and each outstanding warrant of Star Maritime has been assumed by Star Bulk with the same terms and restrictions except that each warrant will be exercisable for common stock of Star Bulk.

The Company also announced that as a result of the Redomiciliation Merger, Star Maritime Acquisition Corp. will be delisted and will no longer trade on the American Stock Exchange.

About Star Bulk

Star Bulk was incorporated in the Marshall Islands on December 13, 2006 with no history of operations, and is headquartered in Athens, Greece. Star Bulk has definitive agreements to acquire a fleet of eight drybulk carriers from subsidiaries of TMT Co, Ltd., Taiwan (TMT). Star Bulk is scheduled to take delivery of eight dry bulk carriers, consisting of two Capesize, one Panamax and five Supramax dry bulk carriers with an average age of approximately 10 years and a combined cargo carrying capacity of 691,213 deadweight tons from certain wholly owned subsidiarties of TMT Co., Ltd. (“TMT”) a global shipping company with management headquarters in Taiwan. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, phosphate and steel products.

Contact:

Company:

Akis Tsirigakis

President and CEO

Star Bulk Carriers Corp.

Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

E-mail: ir@starbulkcarriers.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

Dated November 30, 2007	By:	/s/ PROKOPIOS TSIRIGAKIS Name: Prokopios Tsirigakis Title: Chief Executive Officer and President